EXHIBIT 21

Accentia Biopharmaceuticals, Inc. has five direct and indirect subsidiaries.

Accentia holds all of the issued and outstanding equity securities of TEAMM Pharmaceuticals, Inc., a Florida corporation.

Accentia holds all of the issued and outstanding equity securities of Accent RX, Inc., a Florida corporation.

Accentia holds all of the issued and outstanding equity securities of The Analytica Group, Inc., a Florida corporation.

The Analytica Group, Inc. holds all of the issued and outstanding equity securities of IMOR-Analytica GmbH, a corporation organized under the laws of Germany.

Accentia holds 81% of the issued and outstanding equity securities of Biovest International, Inc., a Minnesota corporation.